LORD ABBETT MUNICIPAL INCOME FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

December 17, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023110B) for the Lord Abbett Municipal Income Fund, Inc. (File No. 811-03942)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, hereby enclose for filing with the Commission:

(i)	Riders 14 and 15 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors who are not “interested persons” of each of the Funds approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by each Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2010; and

(iv)	A copy of an agreement among the Funds and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned if you need any additional information at (201) 827-2225.

Sincerely,
/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of
Lord Abbett Municipal Income Fund, Inc.

Encl.

* Incorporated by reference to the Blanket Fidelity Bond filed on August 6, 2010.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Lord, Abbett & Co., Inc.		87023110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	June 30, 2010 to June 30, 2011	/S/ Maggie Sullivan

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
¡ Lord Abbett AMT Free Municipal Bond Fund	October 26, 2010
¡ Lord Abbett High Yield Municipal Bond Fund	November 19, 2010
¡ Lord Abbett Intermediate Tax Free Fund	November 19, 2010
¡ Lord Abbett Short Duration Tax Free Fund, each a series of:	November 19, 2010

Lord Abbett Municipal Income Fund, Inc.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Lord, Abbett & Co., Inc.		87023110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 19, 2010	June 30, 2010 to June 30, 2011	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

FUND NAME

¡ Lord Abbett Connecticut Tax-Free Income Fund
¡ Lord Abbett Hawaii Tax-Free Income Fund
¡ Lord Abbett Missouri Tax-Free Income Fund, each a series of:

Lord Abbett Municipal Income Fund, Inc.

¡ Lord Abbett Georgia Tax-Free Income
¡ Lord Abbett Pennsylvania Tax-Free Income, each a series of:

Lord Abbett Municipal Income Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Municipal Income Fund, Inc. (Lord Abbett AMT Free Municipal Bond Fund), hereby certifies that the following are true and correct resolutions of each Board of Directors of the above-named Company duly adopted on July 21, 2010.

RESOLVED, that the addition of the AMT Free Municipal Bond Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICIM to each of the Lord Abbett Funds, Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the AMT Free Municipal Bond Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the AMT Free Municipal Bond Fund’s portfolio; and further

RESOLVED, that the portion of the premium to be paid by the AMT Free Municipal Bond Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the AMT Free Municipal Bond Fund is less than the premium the AMT Free Municipal Bond Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary
December 17, 2010

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Municipal Income Fund, Inc. (Lord Abbett High Yield Municipal Bond Fund, Lord Abbett Intermediate Tax Free Fund and Lord Abbett Short Duration Tax Free Fund) (the “New Series”), hereby certifies that the following are true and correct resolutions of each Board of Directors of the above-named Company duly adopted on October 28, 2010.

RESOLVED, that the addition of each New Series to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICIM to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor LLC, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each New Series to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each New Series’ portfolio; and further

RESOLVED, that the portion of the premium to be paid by each New Series for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each New Series is less than the premium each New Series would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary
December 17, 2010

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Blend Trust; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid-Cap Value Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Municipal Income Trust; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund (formerly Lord Abbett Large-Cap Growth Fund); Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 15, 2010:

RESOLVED, that coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual Insurance Company (“ICIM”) to each of the Lord Abbett Funds, Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Lord Abbett Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Lord Abbett Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Lord Abbett Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Lord Abbett Fund is less than the premium each Lord Abbett Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary
August 6, 2010

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2010 in the following amounts:

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/10	Total Registered Management Investment Company Assets as of 6/30/10	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.	$9,345,989,739	$9,345,989,739	$2,500,000

Lord Abbett Blend Trust		$1,139,415,040	$1,250,000
Lord Abbett Small-Cap Blend Fund	$1,139,415,040

Lord Abbett Bond-Debenture Fund, Inc.	$7,104,979,230	$7,104,979,230	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$793,294,735	$793,294,735	$1,250,000

Lord Abbett Global Fund, Inc.		$206,393,296	$750,000
Lord Abbett Global Allocation Fund	$77,992,352
Lord Abbett Developing Local Markets Fund	$128,400,944

Lord Abbett Investment Trust		$6,369,589,367	$2,500,000
Lord Abbett Convertible Fund	$340,413,803
Lord Abbett Core Fixed Income Fund	$325,709,070
Lord Abbett Floating Rate Fund	$277,478,626
Lord Abbett High Yield Fund	$553,494,433
Lord Abbett Income Fund	$631,055,606
Lord Abbett Short Duration Income Fund	$1,374,501,734
Lord Abbett Total Return Fund	$1,222,753,571
Lord Abbett Balanced Strategy Fund	$1,073,453,689
Lord Abbett Diversified Income Strategy Fund	$109,827,491
Lord Abbett Growth & Income Strategy Fund	$359,829,337
Lord Abbett Diversified Equity Strategy Fund	$101,072,007

Lord Abbett Mid-Cap Value Fund, Inc.	$2,476,938,666	$2,476,938,666	$1,700,000

Lord Abbett Research Fund, Inc.		$5,286,549,270	$2,500,000
Lord Abbett Capital Structure Fund	$1,250,223,488
Lord Abbett Growth Opportunities Fund	$509,697,768
Lord Abbett Classic Stock Fund	$858,442,240
Small-Cap Value Series	$2,668,185,774

Lord Abbett Securities Trust		$4,534,150,119	$2,500,000
Lord Abbett Alpha Strategy Fund	$465,238,233
Lord Abbett Fundamental Equity Fund	$2,278,283,172
Lord Abbett International Core Equity Fund	$806,367,316
Lord Abbett International Dividend Income Fund	$170,048,422
Lord Abbett International Opportunities Fund	$249,157,928
Lord Abbett Large-Cap Value Fund	$47,715,037

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/10	Total Registered Management Investment Company Assets as of 6/30/10	Amount of Single Insured Bond
Lord Abbett Micro-Cap Growth Fund	$62,839,833
Lord Abbett Micro-Cap Value Fund	$73,796,670
Lord Abbett Value Opportunities Fund	$380,703,508

Lord Abbett Series Fund, Inc.[1]		$2,046,422,254	$1,700,000
Bond-Debenture Portfolio	$348,960,861
Capital Structure Portfolio	$97,930,405
Classic Stock Portfolio	$23,824,123
Developing Growth Portfolio	$-0-
Fundamental Equity Portfolio	$86,931,831
Growth and Income Portfolio	$971,771,756
Growth Opportunities Portfolio	$84,741,295
International Core Equity Portfolio	$-0-
International Opportunities Portfolio	$32,904,647
Mid-Cap Value Portfolio	$399,357,336
Total Return Portfolio	$-0-
Value Opportunities Portfolio	$-0-

Lord Abbett Stock Appreciation Fund	$168,491,983	$168,491,983	$600,000

Lord Abbett Municipal Income Fund, Inc.		$1,873,105,211	$1,700,000
Lord Abbett AMT Free Fund[2]	$-0-
Lord Abbett California Tax Free Income Fund	$170,175,969
Lord Abbett Connecticut Tax Free Income Fund[3]	$118,541,836
Lord Abbett Hawaii Tax Free Income Fund[3]	$121,606,505
Lord Abbett Missouri Tax Free Income Fund[3]	$159,819,945
Lord Abbett National Tax Free Income Fund	$934,434,972
Lord Abbett New Jersey Tax Free Fund	$120,092,246
Lord Abbett New York Tax Free Fund	$248,433,738

Lord Abbett Municipal Income Trust		$2,420,034,249	$2,500,000
Georgia Series[3]	$120,617,718
Lord Abbett High Yield Municipal Bond Fund[4]	$1,026,975,248
Pennsylvania Series[3]	$87,961,005
Lord Abbett Intermediate Tax-Free Fund[4]	$845,842,889
Lord Abbett Short Duration Tax Free Fund[4]	$338,637,389

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$660,096,552	$660,096,552	$900,000

1 As amended on May 1, 2010 to reflect (1) the addition of Lord Abbett Series Fund, Inc. – Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio and Value Opportunities Portfolio; (2) the name changes of Lord Abbett Series Fund, Inc. – Capital Structure Portfolio (formerly, America’s Value Portfolio), Classic Stock Portfolio (formerly, Large-Cap Core Portfolio), Fundamental Equity Portfolio (formerly, All Value Portfolio), and International Opportunities Portfolio (formerly, International Portfolio).

2 Effective October 26, 2010 Lord Abbett AMT Free Municipal Bond Fund a series of Lord Abbett Municipal Income Fund, Inc. was added.

3 Effective as of the close of business on November 19, 2010 the Funds reorganized into Lord Abbett National Tax-Free Income Fund. The Connecticut, Hawaii, and Missouri Tax-Free Funds were series of Lord Abbett Municipal Income Fund, Inc.; the Georgia and Pennsylvania Tax-Free Funds were Lord Abbett Municipal Income Fund Trust.

4 Effective as of the close of business on November 19, 2010, the Funds underwent a shell reorganization from Lord Abbett Municipal Income Trust (DE) to Lord Abbett Municipal Income Fund, Inc. (MD) in order to change domicile from Delaware to Maryland.